Exhibit 99.4

NOTICE OF GENERAL MEETING

BIODEXA PHARMACEUTICALS PLC

(Incorporated and registered in England and Wales with registered no. 09216368)

biodexa

Notice is hereby given that a general meeting (**"GM"**) of the members of Biodexa Pharmaceuticals PLC (the **"Company"**) will be held at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ on 14 June 2023 at 13:00 to consider and, if thought fit, pass the following resolutions. Resolutions 1 and 2 will be proposed as ordinary resolutions and resolution 3 will be presented as a special resolution (collectively, the **"Resolutions"** and each a **"Resolution"**) and to consider whether any, and if so what, steps should be taken to address the serious loss of capital within the Company, pursuant to section 656(1) of the Companies Act 2006 (the **"Act"**).

ORDINARY RESOLUTIONS

1. THAT, subject and conditional on the passing of Resolution 3, each of the issued ordinary shares of £0.02 each in the capital of the Company be subdivided and redesignated into one ordinary share of £0.001 each and 19 B deferred shares of £0.001 each (such B deferred shares having the rights and being subject to the restrictions set out in the articles of association of the Company adopted pursuant to Resolution 3).
2. THAT, subject to and conditional on the passing of Resolutions 1 and 3, each of the 1,000,001 Deferred Shares of £1.00 each in the capital of the Company be and is hereby redesignated as an 'A Deferred Share' of £1.00 each in the capital of the Company having the rights and being subject to the restrictions as set out in the Company's articles of association adopted pursuant to Resolution 3.

SPECIAL RESOLUTION

3. THAT, subject to and conditional on the passing of Resolutions 1 and 2, the draft articles of association tabled at the meeting, initialled by the Chairman, and available on the Company's website, www.biodexapharma.com and labelled the 'New Articles', be approved and adopted as the new articles of association of the Company in substitution for and to the entire exclusion of the Company's existing articles of association.

By order of the Board

Stephen Stamp

Company Secretary

Registered office:

1 Caspian Point
Caspian Way
Cardiff, Wales
CF10 4DQ

Date: 26 May 2023

Registered office:
1 Caspian Point
Caspian Way
Cardiff, Wales
CF10 4DQ

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EXPLANATORY NOTES

EXPLANATORY NOTES TO THE RESOLUTIONS

Resolutions 1 and 2 are ordinary resolutions which require a simple majority of more than 50% of votes to be cast in favour to be passed. Resolution 3 is a special resolution which requires a 75% majority of the votes to be cast in favour to be passed.

Ordinary Resolutions

Resolution 1 - Subdivision and Redesignation of Existing Ordinary Shares

It is proposed that each of the 207,359,022 existing ordinary shares of £0.02 each in the capital of the Company (the **"Existing Ordinary Shares"**) will be subdivided and redesignated into one ordinary share of £0.001 each (**"New Ordinary Shares"**) and 19 B deferred shares of £0.001 each (the **"B Deferred Shares"**). As a result of creating B deferred shares, it is proposed that the existing deferred shares of £1.00 each (the **"Deferred Shares"**) are redesignated as 'A deferred shares' of £1.00 each in the capital of the Company (the **"A Deferred Shares"**) as set out in Resolution 2 (the **"Share Capital Reorganisation"**).

It is only the nominal value of the New Ordinary Shares which will change, to £0.001 each, compared to the current nominal value of the Existing Ordinary Shares of £0.02 each.

The entitlements to Existing Ordinary Shares of holders of securities or instruments convertible into ordinary shares (such as options or warrants) will not change as a result of the Share Capital Reorganisation.

As is standard, it is proposed that each B Deferred Share will have very limited rights and will effectively be valueless. The Company will not issue any share certificates in respect of B Deferred Shares. The B Deferred Shares shall have the rights and restrictions as set out in the New Articles (as defined below) and shall not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution. A B Deferred Share shall entitle the holder thereof to participate in any return of capital on a winding up of the Company but only after the liabilities of the Company have been paid and after the holders of New Ordinary Shares have received the sum of £100 for each New Ordinary Share held by them and the holder of a B Deferred Share shall have no other right to participate in the assets or profits of the Company. A B Deferred Share is liable to be cancelled without payment of any consideration to the holder of the B Deferred Share.

This resolution will be proposed as a special resolution and is conditional on the passing of Resolution 3. Assuming no further Existing Ordinary Shares are issued before the GM and that the Resolutions are passed, the Company will have 207,359,022 New Ordinary Shares, 1,000,001 A Deferred Shares and 3,939,821,418 B Deferred Shares.

The ISIN in respect of the Existing Ordinary Shares will remain unchanged in respect of the New Ordinary Shares.

If you hold your Existing Ordinary Shares in uncertificated form, you should expect to have your CREST account updated to reflect holdings of the New Ordinary Shares instead of the Existing Ordinary Shares to which you are entitled on the implementation of the Share Capital Reorganisation on 15 June 2023 or as soon as practicable after the Share Capital Reorganisation becomes effective. The Record Date for the Share Capital Reorganisation will be 6.00pm on 14 June 2023.

Following the Share Capital Reorganisation, existing share certificates will continue to be valid.

Resolution 2 - Redesignation of the Deferred Shares

This resolution is to approve the redesignation of the Company's 'Deferred Shares' of £1.00 each as 'A Deferred Shares' of £1.00 each for the purposes of effecting the Share Capital Reorganisation.

This resolution is conditional on the passing of Resolutions 1 and 3.

Special Resolution

Resolution 3 - Adoption of New Articles of Association

In connection with the Share Capital Reorganisation, the Company proposes to adopt new articles of association (the **"New Articles"**) in substitution of and to the exclusion of the Company's existing articles of association (the **"Existing Articles"**) in order to make consequential amendments to the Existing Articles to include provisions in respect of the 'B Deferred Shares' and change the reference from deferred shares of £1.00 each to A deferred shares of £1.00 each, together with a number of certain other changes to reflect that the ordinary shares in the capital of the Company are no longer admitted to trading on AIM, a market operated in the United Kingdom by the London Stock Exchange plc.

The Existing Articles and the New Articles (and a comparison of the two showing the proposed amendments) are available for inspection on the Company's website at www.biodexapharma.com. and at the Company's registered office at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ during normal business hours until the time of the GM. The members will also have the opportunity to inspect the Existing Articles and the New Articles (and a comparison of the two showing the proposed amendments) at the GM.

This resolution will be proposed as a special resolution and is conditional on the passing of Resolutions 1 and 2.

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EXPLANATORY NOTES RELATING TO THE BUSINESS TO BE CONDUCTED AT THE GENERAL MEETING IN CONNECTION WITH SECTION 656 OF THE COMPANIES ACT 2006In circumstances where the value of the Company's net assets is less than half of its called up share capital (categorised as a ?Serious Loss of Capital'), the directors of the Company are required, pursuant to section 656(1) of the Act, to convene a general meeting of the Company for the purpose of allowing shareholders to consider whether any, and, if so what, steps should be taken to deal with the situation. The Board would therefore like to ensure that this matter is addressed accordingly and welcomes dialogue with shareholders on this point. The GM will provide a forum for such discussions to take place. Proxies1. Holders of Existing Ordinary Shares are entitled to attend and vote at the GM. The total number of issued Existing Ordinary Shares in the Company on 26 May 2023, which is the latest practicable date before the publication of this document, is 207,359,022. On a vote by show of hands every member who is present in person or by proxy shall have one vote. On a poll vote every member who is present in person or by proxy shall have one vote for every Existing Ordinary Share of which he is the holder.2. A member of the Company entitled to attend, speak and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote in that member's place. A member may appoint more than one proxy in relation to this meeting provided that each proxy is appointed to exercise rights attached to a different share or shares held by that member. A proxy need not also be a member. Completion and return of a Form of Proxy (or any CREST Proxy Instruction, as described in notes 7 to 10) will not preclude a member from attending and voting at the meeting should the member so decide. A Form of Proxy has been sent to all registered holders of shares. If you wish to appoint multiple proxies please photocopy the Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company's registrars, Neville Registrars Limited, in accordance with note 3 below. Alternatively you may appoint multiple proxies by CREST Proxy Instruction in accordance with notes 7-10 below.3. To be valid, the Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a copy certified notarially, or in some other manner approved by the Board) must be completed and returned so as to reach the Company's registrars, Neville Registrars Limited, at: Neville House, Steelpark Road, Halesowen B62 8HD by 13:00 on 12 June 2023 (or, if the meeting is adjourned, not less than 48 hours before the time fixed for the holding of the adjourned meeting).NOTES:4. In the event that a poll is demanded at the meeting, and such poll is to be taken more than 48 hours thereafter, the Form of Proxy (together with any documents of authority required by note 3) may be returned to the Company's registrars, Neville Registrars Limited at the address in note 3 above so as to arrive not later than 24 hours before the time appointed for such poll. In the event that a poll is demanded at the meeting, and such poll is not taken at the meeting, but is taken less than 48 hours after the meeting, the enclosed Form of Proxy (together with any documents of authority required by note 3) may be delivered at the meeting to the chairman of the meeting or to the secretary or any director of the Company.5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes a member may cast), members must be entered on the register of members of the Company at 6.00 p.m. on 12 June 2023.6. In the case of joint holders, the signature of only one of the joint holders is required on the Form of Proxy, but the vote of the senior (by order in the register of members) who tenders a vote will be accepted to the exclusion of the others.7. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.8. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & International Limited's ("Euroclear") specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company's agent (ID 7RA11) by the latest time for proxy appointments set out in note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.Biodexa Pharmaceuticals PLCNotice of General Meeting 20230341723 Midatech AR22_NoM_AW02b.indd 341723 Midatech AR22_NoM_AW02b.indd 326/05/2023 14:1126/05/2023 14:11

NOTES: continued

9. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/site/public/EUI).
10. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).
11. A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

Biodexa Pharmaceuticals plc
1 Caspian Point
Caspian Way
Cardiff, Wales
CF10 4DQ

www.biodexapharma.com

04 **https://www.biodexapharma.com** Notice of Annual General Meeting 2023

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